UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

Report of Foreign Private Issuer
Pursuant to Rule
13a-16
or
15d-16
under
the Securities Exchange Act of 1934
For the month of August, 2023
Commission File Number:
1-14678

CANADIAN IMPERIAL BANK OF COMMERCE
(Translation of registrant’s name into English)

81 Bay Street
CIBC Square
Toronto, Ontario
Canada, M5J 0E7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F
or
Form 40-F:
Form 20-F  ☐                Form 40-F
  ☒
Indicate by check mark if the registrant is submitting the
Form 6-K
in paper as permitted by
Regulation S-T
Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the
Form 6-K
in paper as permitted by
Regulation S-T
Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g
3-2(b)
under the Securities Exchange Act of 1934:
Yes  ☐                No  ☒
If yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g
3-2(b):

The information contained in this report under “Management’s Discussion and Analysis” on pages 1-57 and “Interim Consolidated Financial Statements”, including the notes thereto on pages 58-83, is incorporated by reference into Registration Statements on
Form S-8
File Nos.
333-130283,
333-09874
and
333-218913
and Form
F-3
File Nos.
333-219550,
333-220284,
333-257113
and
333-259240.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to
be signed
on
its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

August 31, 2023	By:	/s/ Allison Mudge
	Name:	Allison Mudge
	Title:	Senior Vice-President

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Report to Shareholders for the Third Quarter, 2023

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)